As filed with the Securities and Exchange Commission on November 14, 2025	Registration No. 333 – 288991

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _________________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 ________________

Polestar Automotive Holding UK PLC

(Exact name of issuer of deposited securities as specified in its charter)

 ________________

N/A

(Translation of issuer’s name into English)

 ________________

England and Wales

(Jurisdiction of incorporation or organization of issuer)

 _________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 ________________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 ________________

Polestar Automotive USA Inc.

777 MacArthur Blvd.

Mahwah, NJ 07430

Tel. No.: (949) 735-1834

(Address, including zip code, and telephone number, including area code, of agent for service)

 _________________________________

Copies to:

David A. Brown, Esq. Bhanu Mathur, Esq. Alston & Bird LLP 950 F St. NW Washington, D.C. 20004 Tel. No.: (202) 239-3300	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036 Tel. No.: (212) 336-2000

_________________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

 _________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (the “ADS(s))”, each ADS representing the right to receive thirty (30) Class A ordinary shares of Polestar Automotive Holding UK PLC (the “Company”)	N/A	N/A	N/A	N/A

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post- Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Post- Effective Amendment No. 1 to Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The prospectus consists of the form of American Depositary Receipt  included as Exhibit A to the Form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	(i) Form of Amendment No. 1 to Deposit Agreement, by and among Polestar Automotive Holding UK PLC (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a)(i).

(a)	(ii) Deposit Agreement, dated as of June 23, 2022, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Previously filed as Exhibit (a) to Registration Statement on Form F-6 (Reg. No. 333-267086) with the Commission on August 26, 2022 and incorporated herein by reference.

(b)	Class A Restricted ADS Letter Agreement, dated as of June 23, 2022, by and between the Company and the Depositary. ___ Previously filed as Exhibit (b) to Registration Statement on Form F-6 (Reg. No. 333-267086) with the Commission on August 26, 2022 and incorporated herein by reference.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ None.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADSs thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of June 23, 2022, by and among Polestar Automotive Holding UK PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of November, 2025.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive the specified number of Class A ordinary shares of Polestar Automotive Holding UK PLC.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name:	Leslie DeLuca
Title:	Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Polestar Automotive Holding UK PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Gothenburg, Sweden, on November 14, 2025.

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Michael Lohscheller
Name:	Michael Lohscheller
Title:	Chief Executive Officer

By:	/s/ Jean-François Mady
Name:	Jean-François Mady
Title:	Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michael Lohscheller and Jean-François Mady, each acting alone, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 14, 2025.

Signature	Title

/s/ Michael Lohscheller	Chief Executive Officer & Director
Michael Lohscheller	(Principal Executive Officer)

/s/ Jean-François Mady	Chief Financial Officer
Jean-François Mady	(Principal Financial Officer)

/s/ Lisa Thomson Klang	Group Chief Accounting Officer
Lisa Thomson Klang	(Principal Accounting Officer)

/s/ Winfried Vahland	Director
Winfried Vahland

/s/ Cynthia Dubin	Director
Cynthia Dubin

/s/ Francesca Gamboni	Director
Francesca Gamboni

/s/s Christine Gorjanc	Director
Christine Gorjanc

/s/ Dr. Karl-Thomas Neumann	Director
Dr. Karl-Thomas Neumann

/s/ Xiaojie (Laura) Shen	Director
Xiaojie (Laura) Shen

/s/ Quan (Joe) Zhang	Director
Quan (Joe) Zhang

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, Polestar Automotive Holding UK PLC has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed by the following duly authorized representative in the United States:

Date: November 14, 2025	POLESTAR AUTOMOTIVE USA INC.

	By:	/s/ Scott Dicken
	Name:	Scott Dicken
	Title:	Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment to No. 1 to Deposit Agreement